Exhibit 99.2

Recent Transactions

Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	8/19/2026	29,749.33	$11.17
BBH*	Class S Units of Beneficial Interest	Purchase	8/20/2026	190,609.32	$11.16
* On behalf of Client Accounts